Exhibit 99.10

CONSENT OF INDEPENDENT ENGINEERS

February 22, 2017

We refer to our report dated January 26, 2017 and effective December 31, 2016, evaluating the petroleum and natural gas reserves attributable to Crescent Point Energy Corp. (the "Company") and its affiliates, which is entitled "Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2016 dated February 22, 2017, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Yours truly,

Sproule Associates Limited

/s/ Richard A. Brekke
Richard A. Brekke, P. Eng.
Senior Manager, Engineering